February 6, 2025

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds

Form N-14, File No. 333-284170

Dear Ladies and Gentlemen:

On behalf of Horizon Funds (the “Registrant”), set forth below are the Registrant’s responses (the “Registrant’s Responses”) to the oral comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on January 30, 2025 (“Accounting Comments”) and February 3, 2025 (“Legal Comments”, and together with Accounting Comments, the “Staff Comments”), relating to the Registrant’s Registration Statement on Form N-14, as filed with the SEC on January 7, 2025 (the “Registration Statement”).

The Staff’s Comments are summarized below and followed by the Registrant’s Responses. Where applicable, revisions referenced in the Registrant’s Responses are set forth in pre-effective amendment No. 1 to the Registrant’s Registration Statement, filed via EDGAR contemporaneously herewith (“PrEA No. 1”).

Accounting Comments

1.	Comment: Please confirm that the items incorporated by reference relating to the Registrant and the Acquired Funds will be appropriately hyperlinked in the next pre-effective amendment to the Registration Statement.

Response: The Registrant confirms that the items incorporated by reference relating to the Registrant and the Acquired Funds have been hyperlinked in PrEA No. 1.

2.	Comment: Please confirm that any obligations of the Acquired Funds relating to any reduction in, or waiver of, advisory fees and/or expenses reimbursed by the Acquired Funds’ existing investment adviser within the 36 months preceding the Reorganizations will not be assumed by or otherwise become an obligation of the Acquiring Funds.

Response: The Registrant so confirms.

3.	Comment: The Annual Fund Operating Expenses table for the Institutional Class of Centre Global Infrastructure Fund (the Acquired Fund) appears to contain a typo with respect to the total annual fund operating expenses after fee waiver and expense reimbursement/recoupment. Please confirm and revise as appropriate.

Response: The Registrant confirms the typo and has corrected the Annual Fund Operating Expenses table for the Institutional Class of Centre Global Infrastructure Fund (the Acquired Fund) to state Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements/Recoupment as 1.15% and Fee Waiver and Expense Reimbursements as (0.42)%.

Legal Comments

4.	Comment: The first question under the caption “Questions and Answers Relating to the Reorganizations” should be revised to “What is this document and why was it sent to me?”

Response: The Registrant has revised the question accordingly.

5.	Comment: Please add disclosure to the response to the question “Can I redeem my shares of the Acquired Fund before the Reorganization takes place?” to clarify that such a redemption by a shareholder would generally constitute a taxable transaction subject to applicable taxes.

Response: The Registrant has revised the response as follows (added language emphasized):

“A. Yes. You may redeem your shares at any time before the Reorganization takes place, as set forth in the Acquired Fund’s prospectus. If you choose to do so, your request will be treated as a normal exchange or redemption of shares. Generally, such redemption would be a taxable transaction subject to applicable state and federal taxes. If the Reorganization is approved by the shareholders of the Acquired Fund, Acquired Fund shares that are held as of the date the Reorganization closes, will be exchanged for shares of the Acquiring Fund.

6.	Comment: The question “Who will benefit from the Reorganizations?” under the caption “Questions and Answers Relating to the Reorganizations” should be revised to clarify whether the Board of Trustees of the Acquired Funds has determined that the Reorganizations would be in the best interests of the Acquired Funds and the Acquired Funds’ respective shareholders.

Response: The Registrant has revised the response as follows (added language emphasized):

“A. Horizon may be deemed to have an interest in the Reorganizations because, subject to the closing of the Transaction, it will become investment adviser to the Acquiring Funds and will receive fees from the Acquiring Funds for its services as investment adviser. Centre may be deemed to have an interest in the Reorganizations because it has entered into an agreement with Horizon and Horizon Parent Holdings, LLC pursuant to which Horizon will acquire Centre’s assets for substantial consideration (the “Transaction”). In addition, James A. Abate may be deemed to have an interest in the Reorganizations because he is the principal owner of Centre and currently the sole portfolio manager of the Acquired Funds. If the Reorganizations are approved, Mr. Abate is expected to receive compensation as an employee of Horizon and to acquire an indirect equity interest in Horizon. Mr. Abate will receive substantial compensation in connection with Transaction because of his beneficial ownership of Centre. The Board (including all trustees who are not “interested persons” of the Acquired Funds), determined that the Reorganizations would be in the best interests of the Acquired Funds and the Acquired Funds’ respective shareholders. The closing of the Transaction is subject to the approval of the Reorganizations.”

7.	Comment: Please file by amendment the form of tax opinion referenced in Item 17(3) of Part C of the Registration Statement and the opinion as to legality of shares referenced in Exhibit (11).

Response: The Registrant has filed the opinion as to legality of shares and the form of tax opinion with the filing of PrEA No. 1 and will file the final tax opinion as a post-effective amendment.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner